Exhibit 99.1

CollPlant Biotechnologies Announces First Quarter Financial Results For 2023 and
Provides Corporate Update

●	Strong positive sales trajectory for rhCollagen based products

●	Continued advancement of strategic collaboration with AbbVie to develop dermal and soft tissue filler products using CollPlant’s recombinant human Collagen

●	Readying sites to begin large-animal study planned in the second half of 2023 to advance 3D bioprinted regenerative breast implant program

●	Conference call to be held on May 24, 2023 at 10:00 am U.S. ET; Dial-in information herein

Rehovot, Israel, May 24, 2023 – CollPlant Biotechnologies (Nasdaq: CLGN), a regenerative and aesthetics medicine company developing innovative technologies and products based on its non-animal-derived collagen for tissue regeneration and organ manufacturing, today announced financial results for the first quarter ended March 31, 2023, and provided a corporate update on its programs.

“Recently, we announced a collaborative agreement with Stratasys, a world-leader in 3D printing as well as completed the first large-animal study for our 3D bioprinted regenerative breast implants,” said CollPlant’s Chief Executive Officer, Yehiel Tal. “The agreement with Stratasys allows us to utilize their proprietary 3D printer technology and combine this with our state-of-the-art rhCollagen-based bioinks to enable high-resolution, scalable, and reproduceable bioprinting of scaffolds that accurately mimic the physical properties of human tissues and organs. The combined proprietary technologies will allow for 3D tissue and organ fabrication that also possess differentiated, regenerative properties.”

Mr. Tal continued, “In addition, in the first quarter of 2023, we successfully completed a large-animal study for our regenerative breast implants as a precursor to a second large-animal study that we plan to initiate in the second half of this year. Trial sites are currently being secured and we look forward to providing an update as soon as this study begins. Our production of regenerative, non-animal derived, recombinant human collagen is the hallmark of our technology platform and continues to show promise for broad application spectrum.”

Recent Corporate Highlights

Program development

●	In January 2023, CollPlant announced that it successfully completed a large-animal study for its 3D bioprinted regenerative breast implants. The preclinical study demonstrated progressive stages of tissue regeneration after three months, as highlighted by the formation of maturing connective tissue and neovascular networks within the implants, with no adverse events reported. Based on these positive results, the Company is planning to initiate a follow-up, second, large-animal study in the second half of 2023 to support subsequent human studies and future product commercialization.

In the U.S. alone, hundreds of thousands of people per year experience adverse events that range from autoimmune symptoms to the very serious breast implant-associated anaplastic large cell lymphoma (BIA-ALCL). CollPlant’s breast implants that are comprised of the Company’s proprietary plant-derived rhCollagen and other biomaterials, are expected to regenerate breast tissue without eliciting immune response, and thus may provide a revolutionary alternative for aesthetic and reconstructive procedures, including postmastectomy for cancer patients.

Collaboration updates

●	CollPlant has the potential to receive additional milestone payments as well as future royalties in accordance with its long-term collaboration with AbbVie for its first-generation dermal filler. CollPlant has stated that it expects that the first of these milestones could be achieved in 2023.

●	In April 2023, CollPlant announced a joint development and commercialization agreement with Stratasys (Nasdaq: SYSS) to collaborate on the development of a solution to bio-fabricate human tissues and organs using Stratasys’ P3™ 3D technology-based bioprinter and CollPlant’s rh-Collagen-based bioinks. The first project focuses on the development of an industrial-scale solution for CollPlant’s regenerative breast implants program. Under the agreement, both companies have also agreed to cross-promote each other’s bioprinting products.

●	CollPlant is also developing a photocurable regenerative soft tissue filler developed for use in aesthetic medicine. It is based on a holistic platform technology which combines the properties of rhCollagen with hyaluronic acid creating a contouring effect.

●	Twelve-month study results from a long-term, preclinical study to advance the development of CollPlant’s photocurable dermal and soft-tissue filler demonstrated superior tissue regeneration, lifting capacity and volume retention when compared to a commercial standard. CollPlant has granted its global pharmaceutical partner, AbbVie, the right of first negotiation to obtain a worldwide exclusive license to this product.

●	CollPlant remains engaged in partnering discussions with several industry leaders and academic institutions interested in the Company’s rhCollagen technology and expertise in 3D bioprinting to develop therapeutics and medical applications.

Commercial portfolio of bioink solutions

●	In January 2023, CollPlant expanded its commercial portfolio of rhCollagen-based bioinks adding Collink.3D-50L, to Collink.3D-50 and Collink.3D-90. CollPlant’s bioink platform is intended to enable its customers to streamline the process of new product development while also accelerating timelines and reducing overall costs. CollPlant’s new bioink, Collink.3D-50L is the first bioink available in powder form which provides enhanced operational flexibility for the end-user because of its mechanical properties to address additional printing requirements of soft and hard tissues.

●	Fundamental optionality is expanded with CollPlant’s new bioinks since they will enable both specificity and flexibility for the end user for use in a wide range of 3D bioprinting applications, including drug discovery, drug screening and tissue testing, as well as the development of transplantable tissues and organs. In addition to partnering with other research institutions and companies to supply its rhCollagen bioink products, CollPlant plans to apply the many beneficial characteristics of its portfolio of bioinks to develop small tissues and organs, and, prospectively partner with large pharmaceutical companies for larger organs.

●	For its gut-on-a-chip program, CollPlant is developing a diagnostic tool for use in personalized medicine. In November of last year, CollPlant signed a collaboration agreement with Tel-Aviv University and Sheba Medical Center to co-develop a bioprinted human intestine model for drug discovery and personalized treatment of ulcerative colitis. The 3D bioprinted model is designed to emulate the human intestine tissue in order to allow medical professionals to identify drug targets and personalized therapeutic responses that can lead to improved patient outcomes.

First Quarter Financial Results

GAAP revenues for the first quarter ended March 31, 2023, were $433,000 and included income from sales of the Company’s BioInk and rhCollagen. Revenues increased by $367,000, compared to $66,000 in the first quarter ended March 31, 2022. The increase resulted mainly from increase in sales of our rhCollagen.

GAAP cost of revenue for the first quarter ended March 31, 2023, was $325,000, an increase of $294,000 compared to $31,000 in the first quarter ended March 31, 2022. Cost of revenue includes mainly the cost of the Company’s rhCollagen-based products, and royalties to the Israel Innovation Authority, or IIA, for the Company’s sales. The increase in cost of revenue is mainly attributed to the rhCollagen sales.

GAAP gross profit for the first quarter ended March 31, 2023 was $108,000, an increase of $73,000 compared to gross profit of $35,000 in the first quarter ended March 31, 2022.

GAAP operating expenses for the first quarter ended March 31, 2023, were $3.6 million, compared to $3.8 million in the first quarter ended March 31, 2022. On a non-GAAP basis, the operating expenses for the first quarter ended March 31, 2023 were $3.1 million, compared to $3.4 million for the first quarter ended March 31, 2022. Non-GAAP measures exclude certain non-cash expenses.

GAAP financial expenses, net for the first quarter of 2023 totaled $196,000 compared to $92,000 in the first quarter of 2022. The increase in financial expenses, net is mainly attributed to an increase in exchange rate expenses from cash and cash equivalents and a decrease in income interest received from the Company’s short term cash deposit, compared to the first quarter of 2022.

GAAP net loss for the first quarter ended March 31, 2023 was $3.7 million, or $0.33 basic loss per share, compared to a net loss of $3.9, or $0.36 basic loss per share, for the first quarter ended March 31, 2022. Non-GAAP net loss for the first quarter ended March 31, 2023 was $3.3 million, or $0.29 basic loss per share, compared to $3.5 million, or $0.32 basic loss per share, for the first quarter ended March 31, 2022.

Cash, cash equivalents and short-term deposits as of March 31, 2023, were $26.5 million (excluding restricted cash).

Cash used in operating activities during the first quarter of 2023, was $3.4 million compared to $3.2 million cash used in operating activities during the first quarter of 2022.

Cash used in investing activities during the first quarter of 2023, was $145,000 compared to $29.8 million cash provided by investing activities during the first quarter of 2022. The decrease is mainly attributed to repayment of short-term cash deposits during the first quarter of 2022.

Cash provided by financing activities during the first quarter of 2023 was $803,000 compared to $1.5 million cash provided by financing activities during the first quarter of 2022. Cash provided by financing activity is mainly attributed to proceeds from the exercise of warrants into shares.

Conference call information

CollPlant will hold a conference call to discuss its first quarter 2023 financial results along with corporate updates on May 24, 2023 at 10 am ET. To participate in the conference call, please use the dial-in information below:

To participate in the conference call, please use the dial-in information below:

U.S. investors: 1-877-407-9716

Investors outside of the U.S.: 1-201-493-6779

Israel investors: 1-809-406-247

Conference ID:  13737936

Note, you can avoid long wait times for the operator by using the Call me™ feature and clicking the link below 15 minutes prior to the scheduled call start time:

https://callme.viavid.com/viavid/?callme=true&passcode=13728588&h=true&info=company&r=true&B=6

Submit questions to management in advance of the call

To ask management a question ahead of the call, please email John Mullaly at LifeSci Advisors LLC up until 24 hours before the event at jmullaly@lifesciadvisors.com.

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	March 31, 2023	December 31, 2022
	Unaudited	Audited
Assets
Current assets:
Cash and cash equivalents	$26,528	$29,653
Restricted deposit	22	23
Trade receivables	323	9
Other accounts receivable and prepaid expenses	408	543
Inventories	1,782	1,430
Total current assets	29,063	31,658
Non-current assets:
Restricted deposit	240	188
Operating lease right-of-use assets	3,380	2,711
Property and equipment, net	2,845	2,966
Intangible assets, net	231	245
Total non-current assets	6,696	6,110
Total assets	$35,759	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data)

	March 31, 2023	December 31, 2022
	Unaudited	Audited
Liabilities and shareholders’ equity
Current liabilities:
Trade payables	$885	$1,133
Operating lease liabilities	527	529
Accrued liabilities and other	1,509	1,443
Total current liabilities	2,921	3,105
Non-current liabilities:
Operating lease liabilities	2,948	2,382
Total non-current liabilities	2,948	2,382
Total liabilities	5,869	5,487

Shareholders’ Equity:
Ordinary shares, NIS 1.5 par value - authorized: 30,000,000 ordinary shares as of March 31, 2023 and December 31, 2022; issued and outstanding: 11,385,041 and 11,186,481 ordinary shares as of March 31, 2023 and December 31, 2022, respectively	4,955	4,873
Additional paid in capital	119,341	118,099
Currency translation differences	(969)	(969)
Accumulated deficit	(93,437)	(89,722)
Total shareholders’ equity	29,890	32,281
Total liabilities and shareholders’ equity	$35,759	$37,768

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

(Unaudited)

	Three months ended March 31,
	2023	2022
Revenues	$433	$66
Cost of revenues	325	31
Gross Profit	108	35

Operating expenses:
Research and development	2,102	2,242
General, administrative and marketing	1,525	1,561
Total operating loss	3,519	3,768
Financial expenses, net	196	92
Net loss	$3,715	$3,860
Basic net loss per ordinary share	$0.33	$0.36
Diluted net loss per ordinary share	$0.33	$0.36
Weighted average ordinary shares outstanding used in computation of basic net loss per share	11,270,948	10,783,065
Weighted average ordinary shares outstanding used in computation of diluted net loss per share	11,270,948	10,783,065

COLLPLANT BIOTECHNOLOGIES LTD.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2023	2022
Cash flows from operating activities:
Loss	$(3,715)	$(3,860)
Adjustments for:
Depreciation and amortization	280	240
Gains from Short term cash deposits	-	(36)
Share-based compensation to employees and consultants	514	461
Exchange differences on cash and cash equivalents	282	228
Changes in operating asset and liability items:
Decrease (increase) in trade receivables	(314)	270
Increase in inventories	(345)	(186)
Decrease in other receivables	135	161
Decrease in operating right of use assets	119	110
Decrease in trade payables	(248)	(31)
Decrease in lease liabilities	(224)	(204)
Increase (decrease) in accrued liabilities and other payables	66	(333)
Decrease in deferred revenues	-	(32)
Net cash used in operating activities	(3,450)	(3,212)
Cash flows from investing activities:
Capitalization of intangible assets	-	(6)
Purchase of property and equipment	(145)	(296)
Repayment of short term deposits	-	30,187
Net cash provided by (used in) investing activities	(145)	29,885
Cash flows from financing activities:
Exercise of options and warrants into shares	803	1,474
Net cash provided by financing activities	803	1,474
Increase (decrease) in cash and cash equivalents and restricted deposits	(2,792)	28,147
Cash and cash equivalents and restricted deposits at the beginning of the period	29,864	13,374
Exchange differences on cash and cash equivalents and restricted deposits	(282)	(228)
Cash and cash equivalents and restricted deposits at the end of the period	$26,790	$41,293

COLLPLANT BIOTECHNOLOGIES LTD.

APPENDICES TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

(Unaudited)

	Three months ended March 31,
	2023	2022
Appendix to the statement of cash flows
A. Supplementary information on investing and financing activities not involving cash flows:

Obtaining right of use assets in exchange for a lease liability	788	24
Capitalization of Share-based compensation to inventory	7	-

B. Reconciliation of Cash, cash equivalents and restricted cash at the end of the period

Cash and cash equivalents	26,528	41,072
Restricted deposits (including long term)	262	221
Total cash and cash equivalents and restricted deposits	$26,790	$41,293

COLLPLANT BIOTECHNOLOGIES LTD.

Reconciliation of GAAP to Non-GAAP Financial Measures

(U.S. dollars in thousands, except per share data)

(Unaudited)

	Three months ended March 31,
	2023	2022

GAAP gross profit	$108	$35

GAAP operating costs and expenses:	3,627	3,803

Change of operating lease accounts	21	94
Share-based compensation to employees, directors and consultants	(514)	(461)
Non-GAAP operating costs and expenses:	3,134	3,436

GAAP operating loss	3,519	3,768

Non-GAAP operating loss	3,026	3,401

GAAP net loss	3,715	3,860

Change of operating lease accounts	105	94
Share-based compensation to employees, directors and consultants	(514)	(461)
Non-GAAP net loss	$3,306	$3,493
GAAP Basic net loss per ordinary share	$0.33	$0.36
GAAP diluted net loss per ordinary share	0.33	0.36
Non-GAAP Basic net loss per ordinary share	$0.29	$0.32
Non-GAAP diluted net loss per ordinary share	0.29	0.32

About CollPlant

CollPlant is a regenerative and aesthetic medicine company focused on 3D bioprinting of tissues and organs, and medical aesthetics. The Company’s products are based on its rhCollagen (recombinant human collagen) produced with CollPlant’s proprietary plant based genetic engineering technology. These products address indications for the diverse fields of tissue repair, aesthetics, and organ manufacturing, and are ushering in a new era in regenerative and aesthetic medicine.

In 2021, CollPlant entered into a development and global commercialization agreement for dermal and soft tissue fillers with Allergan, an AbbVie company, the global leader in the dermal filler market.

For more information about CollPlant, visit http://www.collplant.com

Use of Non-US GAAP (“non-GAAP”)

Financial results for 2023 and 2022 are presented on both a GAAP and a non-GAAP basis. GAAP results were prepared in accordance with U.S. GAAP and include all revenue and expenses recognized during the period. The release contains certain non-GAAP financial measures for operating costs and expenses, operating income, net loss and basic and diluted net loss per share that exclude the effects of non-cash expense for share-based compensation to employees, directors and consultants, and change in operating lease accounts. CollPlant’s management believes that these non-GAAP financial measures provide meaningful supplemental information regarding the Company’s performance that enhances management’s and investors’ ability to evaluate the Company’s operating costs, comprehensive income and income per share, and to compare them to historical Company results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when operating and evaluating the Company’s business internally and therefore decided to make these non-GAAP adjustments available to investors. The non-GAAP financial measures used by the Company in this press release may be different from the measures used by other companies.

For more information on the non-GAAP financial measures, please see the “Reconciliation of GAAP to Non-GAAP Financial Measures” later in this release. This accompanying table has more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliations between these financial measures.

The Company’s consolidated financial results for the first quarter ended March 31, 2023, are presented in accordance with generally accepted accounting principles in the U.S.

A copy of the Company’s annual report on Form 20-F for the year ended December 31, 2022 has been filed with the U.S. Securities and Exchange Commission at www.sec.gov and posted on the Company’s investor relations website at http://ir.collplant.com/. The Company will deliver a hard copy of its annual report, including its complete audited consolidated financial statements, free of charge, to its shareholders upon request to CollPlant Investor Relations at 4 Oppenheimer, Weizmann Science Park, Rehovot 767104, Israel or by phone at +972-73-232 5600.

Safe Harbor Statements

This press release may include forward-looking statements. Forward-looking statements may include, but are not limited to, statements relating to CollPlant’s objectives plans and strategies, as well as statements, other than historical facts, that address activities, events or developments that CollPlant intends, expects, projects, believes or anticipates will or may occur in the future. These statements are often characterized by terminology such as “believes,” “hopes,” “may,” “anticipates,” “should,” “intends,” “plans,” “will,” “expects,” “estimates,” “projects,” “positioned,” “strategy” and similar expressions and are based on assumptions and assessments made in light of management’s experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such statements. Many factors could cause CollPlant’s actual activities or results to differ materially from the activities and results anticipated in forward-looking statements, including, but not limited to, the following: the Company’s history of significant losses, its need to raise additional capital and its inability to obtain additional capital on acceptable terms, or at all; the Company’s expectations regarding the timing and cost of commencing clinical trials with respect to tissues and organs which are based on its rhCollagen based BioInk and products for medical aesthetics; the Company’s ability to obtain favorable pre-clinical and clinical trial results; regulatory action with respect to rhCollagen based BioInk and medical aesthetics products including but not limited to acceptance of an application for marketing authorization review and approval of such application, and, if approved, the scope of the approved indication and labeling; commercial success and market acceptance of the Company’s rhCollagen based products, in 3D Bioprinting and medical aesthetics; the Company’s ability to establish sales and marketing capabilities or enter into agreements with third parties and its reliance on third party distributors and resellers; the Company’s ability to establish and maintain strategic partnerships and other corporate collaborations; the Company’s reliance on third parties to conduct some or all aspects of its product manufacturing; the scope of protection the Company is able to establish and maintain for intellectual property rights and the Company’s ability to operate its business without infringing the intellectual property rights of others; current or future unfavorable economic and market conditions and adverse developments with respect to financial institutions and associated liquidity risk; the impact of competition and new technologies; general market, political, and economic conditions in the countries in which the Company operates; projected capital expenditures and liquidity; changes in the Company’s strategy; and litigation and regulatory proceedings. More detailed information about the risks and uncertainties affecting CollPlant is contained under the heading “Risk Factors” included in CollPlant’s most recent annual report on Form 20-F filed with the SEC, and in other filings that CollPlant has made and may make with the SEC in the future. The forward-looking statements contained in this press release are made as of the date of this press release and reflect CollPlant’s current views with respect to future events, and CollPlant does not undertake and specifically disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts

CollPlant:

Eran Rotem

Deputy CEO & CFO

Tel: + 972-73-2325600

Eran@collplant.com

Investors:

LifeSci Advisors
John Mullaly
jmullaly@lifesciadvisors.com